Exhibit 99.1

328 – 550 Burrard Street
Vancouver, BCV6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 12-231
September 11, 2012

Anglo American Exercises First Right of Refusal for Platinum Concentrate
Off-take From Western Bushveld Project 1

Platinum Group Metals Ltd, (PTM-TSX, PLG-NYSE.MKT) announces that Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Limited, has exercised its first right of refusal to purchase the off-take of concentrate from the Western Bushveld Project 1 Platinum Mine. Project 1 is owned 74% by Platinum Group and 26% by Wesizwe Platinum (WEZ-JSE; 45% owned by Jinchuan Group of China).

Anglo Platinum’s decision to exercise its right demonstrates that the planned 275,000 ounces per year of platinum, palladium, rhodium and gold in concentrate from Project 1 is attractive in the current market. Project 1 has an estimated mine life in excess of 20 years and construction is in progress with first production planned in 2014. Project 1 hosts a shallow, high grade, Merensky ore body accessible by decline tunnels that are currently in progress. Sulphide Merensky Reef ore is more desirable than ore from the chromite rich UG2 Reef. Merensky based concentrates are typically higher grade, easier to smelt and offer better recoveries.

Under the terms of a transaction in 2010, the property interests of the joint venture were reorganised so that Platinum Group acquired 74% of Projects 1 and 3, while Wesizwe gained 100% control of Project 2 and 26% of Projects 1 and 3. In exchange for their interests, Anglo Platinum acquired a significant shareholding in Wesizwe and retained a 60 day first right of refusal for purchase of concentrate or ore from the former properties of the joint venture.

Following a competitive tender process, in July 2012 Platinum Group Metals received terms for smelter off-take for Project 1 that were attractive to the venture and Anglo’s 60 day right of refusal was triggered. A formal off-take agreement is a condition precedent for a planned US$ 260 million project financing package, which is in the final stages of completion. The project loan mandate is led by Barclays Bank plc, Absa Capital to whom it is affiliated, Standard Bank and Caterpillar Financial.

R. Michael Jones said “We have a long term positive relationship with Anglo Platinum and we look forward to completing the detailed agreements for off-take promptly. This is another important milestone completed for all stakeholders including shareholders, communities and Government. Our near surface deposit provides planned near term Merensky concentrate at a time when production is struggling across the industry.”

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has an impressive thick, near surface discovery at Waterberg in Joint Venture with JOGMEC the Japanese State Company. An initial resource was recently announced for Waterberg and drilling continues with 10 machines.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
                   R. Michael Jones, President
                   or Kris Begic, VP, Corporate Development
                   Platinum Group Metals Ltd., Vancouver
                   Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Mineral Resource

While the terms “mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

PLATINUM GROUP METALS LTD.	…3

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding mineral resource estimates, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties and the geological potential in South Africa. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.